Exhibit 99.1

Hepsiburada Announces Second Quarter 2021 Financial Results

ISTANBUL, Aug 26, 2021 - D-MARKET Electronic Services & Trading (d/b/a "Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform (referred to herein as “Hepsiburada” or the “Company”), today announces its unaudited financial results for the second quarter ended June 30, 2021.

Hepsiburada continued to generate strong GMV growth off a solid base, and achieved a record number of quarterly orders and presence in every city in Turkey for last-mile delivery logistics via its in-house service, HepsiJet during the quarter. The Company remains fully focused on prioritizing growth and delivering long-term value for all its stakeholders.

Second-Quarter 2021 Financial and Operational Highlights

•	Gross merchandise value (GMV) grew by 38.2% compared to Q2 2020, reaching TRY 5.9 billion. This growth was achieved against a strong baseline effect of Covid-19 pandemic last year, and is driven by strong order growth through a higher active customer base and frequency. In the first six months of 2021, GMV growth was 58.2% compared to the same period in 2020.

•	Number of orders increased 37.9% to 13.1 million, compared to 9.5 million orders delivered in Q2 2020. In the first six months of this year, the number of orders increased 43.9% compared to the same period in 2020.

•	Share of Marketplace GMV reached 69%, compared to 58% in Q2 2020, reflecting our commitment to a hybrid business model. The GMV shift to Marketplace (3P) is expected to result in strategic advantages for our business in the long term, facilitating wider selection of products and services, and greater availability as well as further competitive pricing.

•	Revenue grew 5.2% compared to Q2 2020, reaching TRY 1,754.7 million. Slower revenue growth compared to GMV growth is mainly a reflection of the shift in GMV mix in favor of Marketplace.

•	EBITDA was negative TRY 188.6 million in Q2 2021 compared to positive TRY 71.1 million in Q2 2020. This was a result of increased investments, consistent with our prioritization of GMV growth. The EBITDA decline is due to lower gross contribution driven primarily by investments to fortify our market position in electronics, investments to penetrate in high frequency categories as well as higher customer demand for low margin products. A 1.5 percentage points (pp) rise in our advertising expense as a percentage of GMV compared to Q2 2020 to invest in growth acceleration also impacted this performance. As a result, net loss for the period was TRY 324.1 million compared to a net loss of TRY 15.1 million for Q2 2020.

•	Free cash flow was TRY 705.4 million, compared to TRY 136.1 million in Q2 2020, driven by a strong increase in positive cash flow from operating activities of TRY 594.9 million resulting from effective working capital management.

Commenting on the results, Murat Emirdag, CEO of Hepsiburada said: “Our strong performance in the second quarter was driven by our differentiated value proposition and an expanded operational footprint. We saw encouraging growth across key metrics, with GMV growing solidly at 38% compared to the same period of last year. This performance was achieved against an already strong second quarter last year, when a rapid shift to online purchasing took place during the Covid-19 pandemic. I am pleased to share that our increasing merchant base, expanding selection of products and services, price competitiveness and ability to provide a high-quality customer experience led to continued growth in our NPS performance, active customer base and order frequency, with orders reaching a record 13 million for the quarter.

On the supply side, our active merchant base doubled as of Jun 30, 2021 compared to the same date of last year as a growing number of businesses saw the value of our uniquely integrated ecosystem and access to consumers across Turkey. Accordingly, we saw a rise in the share of marketplace GMV, reaching 69%. This quarter, we extended our infrastructure to offer last-mile delivery logistics through our in-house service, HepsiJet across every city in Turkey. We expect this to be instrumental in our competitiveness during the coming quarters.

HepsiExpress, our on-demand grocery delivery service, has continued to expand its selection and partner eco-system, offering over 40 brands. This quarter also marked the launch of HepsiPay Cuzdanim (Wallet), an embedded digital wallet product on the Hepsiburada platform, with encouraging rates of penetration. We will continue to work on delivering new use cases for HepsiPay, and introduce it across our ecosystem.

We are proud to have become the first-ever Nasdaq-listed Turkish company. We are focused on making the daily lives of our customers easier; and delivering continued value for all our stakeholders.”

Summary: Key Operational and Financial Metrics

The following table sets forth a summary of the key operating and financial data for the three months and six months ended June 30, 2021, and June 30, 2020. The following table contains selected quarterly operational and financial information derived from our unaudited quarterly consolidated interim financial information, which are reported under IFRS applicable to interim financial reporting. The interim consolidated financial information included herein have not been audited.

	Three months ended June 30,			Six months ended June 30,
(in TRY million unless indicated otherwise)	2021	2020	y/y %	2021	2020	y/y %
GMV (TRY in billions)	5.9	4.2	38.2%	10.4	6.5	58.2%
Marketplace GMV (TRY in billions)	4.0	2.4	64.5%	7.2	3.9	83.8%
Share of Marketplace GMV (%)	69%	58%	11pp	69%	59%	10pp
Number of orders (millions)	13.1	9.5	37.9%	22.3	15.5	43.9%
Revenue	1,754.7	1,667.7	5.2%	3,140.5	2,504.3	25.4%
Gross contribution	486.9	452.3	7.6%	907.3	685.2	32.4%
Gross contribution margin (%)	8.3%	10.7%	(2.4pp )	8.8%	10.5%	(1.7pp )
Net loss for the period	(324.1)	(15.1)	2,046.4%	(561.4)	(72.0)	679.7%
EBITDA	(188.6)	71.1	n.m	(292.3)	86.0	n.m
EBITDA as a percentage of GMV (%)	(3.2)%	1.7%	(4.9pp )	(2.8)%	1.3%	(4.1pp )
Net cash provided by operating activities	749.4	154.5	385.0%	627.0	230.8	171.7%
Free Cash Flow	705.4	136.1	418.3%	546.6	196.6	178.0%

Note that EBITDA and Free cash flow are non-IFRS financial measures. See “Presentation of Financial and Other Information” section of this press release for a definition of such non-IFRS measures, a discussion of the limitations on their use, and reconciliations of the non-IFRS measures to the most directly comparable IFRS measures. See the definitions of metrics such as GMV, Marketplace GMV, share of Marketplace GMV, gross contribution, gross contribution margin, EBITDA as a percentage of GMV and number of orders in the “Certain Definitions” section of this press release.

Outlook

Market landscape

As the second half of the year began, the Turkish e-commerce market has encountered several challenges. These included the nationwide extension of the bank holiday period during the celebration of Eid al-Adha in July, and the lift-off of lock-down measures as of July 1st, both of which adversely impacted consumer behavior in online shopping. The tragic wildfires on the Mediterranean coast of Turkey and later, the devastating floods in the Black Sea region have altered the priorities of the public agenda, in early August.

Guidance

While these adverse circumstances impact the market, we will continue to prioritize GMV growth in the second half of 2021. We believe this to be especially important given the seasonality of our market which favors the second half of the year.

As a result, our key principle remains to prioritize growth to create long-term value by attracting more customers, increasing order frequency, adding more merchants, expanding our selection of catalogue, maintaining price competitiveness, and scaling our new strategic assets. We are committed to investing in and delivering strong full year GMV within the TRY 28 billion – TRY 29 billion range.

Key Business Developments

GMV

Our Q2 2021 GMV grew by 38% compared to the same period of last year to TRY 5.9 billion. This solid growth is registered against an already strong second quarter of 2020 (151% in Q2 2020 compared to Q2 2019), when a rapid shift to online took place during the Covid-19 pandemic.

To normalize the baseline effect of Covid-19 pandemic on growth figures, at a two-year compounded annual growth rate1, our Q1 2021 and Q2 2021 GMV growth rates were 68% and 86%, respectively, indicating a continued quarter over quarter momentum.

1 Calculated over the last 24 months period.

The continued GMV growth performance was achieved by a greater active customer base, order frequency, active merchant base, and total number of SKUs compared to the second quarter of last year.

Total number of orders in the second quarter was 13.1 million, a 37.9% increase compared to the same period of last year. Continued growth in orders underpins our success in attracting and engaging customers to shop on Hepsiburada platform.

Marketplace

In the second quarter, Marketplace’s share in overall GMV rose 11 percentage points to 69% compared with the second quarter of 2020. We believe a greater share of Marketplace in our hybrid model (1P, direct sales and 3P, Marketplace) is essential to offer availability, a wide selection, and competitive pricing on our platform. This performance matched the first quarter of 2021, during which Marketplace accounted for 70% of GMV.

Our merchants consistently benefit from our “integrated ecosystem,” which provides them with a wide range of value-added services including last mile delivery, fulfillment solutions, advanced advertisement solutions and financing options. In addition, our merchants have access to our “Merchant Portal,” which offers automated campaign management, a merchant support center, business intelligence and support, proprietary merchant store management and online courses that increase the productivity of our merchants. This quarter, we upgraded our Merchant Portal by introducing new modules that further contributed to overall efficiency by increasing self-service actions.

In the second quarter, we successfully onboarded the official stores of a well-known outdoor brand Columbia and further strengthened our brand mix in the fashion category by adding one of the largest optics retailers in Turkey. Moreover, we signed partnership agreements with large consumer brands including Colgate & Palmolive, Nivea and Henkel Laundry & Home Care, strengthening our selection.

Our active merchant base continued to expand, doubling as of June 30, 2021 on our platform compared to June 30, 2020, on the back of our attractive value proposition.

Customer Experience

A key aspect of our customer proposition is our logistics network. We operate a large, fast and scalable in-house logistics network with robust last-mile delivery capabilities based on a proprietary technology platform.

In the second quarter, our last-mile delivery service HepsiJet completed its operational expansion plan to offer its service to every city in Turkey. Further, HepsiJet has rolled-out two-man cargo handling teams, addressing the need for high quality and reliable service in that segment. We believe that our nationwide logistics infrastructure gives us a significant competitive edge and will drive our future growth and enhance our service offerings to customers and merchants.

The growth of our merchant base caused SKUs on our platform to nearly double as of June 30, 2021 compared to the same period of last year. This has contributed to expanding our catalog and selection across all categories, and strengthened our position as a one-stop shop for our customers’ daily needs. This quarter, we introduced the “Ask the Seller” tool for direct customer-merchant interaction over the platform for numerous products. We also introduced a new customer engagement tool, which translates as “Try on Your Face,” which is a solution that enables customers to virtually try and experience makeup products. These solutions have been instrumental in attracting and retaining customers and increasing the likelihood of order completion. Driven by our in-house logistics network capabilities and expanding products and services, we continued to provide a high-quality customer experience, reflected in the continued growth in our NPS performance.

Hepsiburada Ecosystem

HepsiExpress, our on-demand grocery delivery service with multiple delivery options, had expanded its ecosystem to include over 40 brands and roughly 1,800 stores at the end of the second quarter. HepsiExpress delivery resources (i.e. pickers, vehicles and motorbikes) exceeded 2,600 by the end of the second quarter with a focus on elevating operations at summer locations along the west coast of Turkey.

Another new strategic asset, HepsiPay, launched HepsiPay Cuzdanim (Wallet), an embedded digital wallet product in the Hepsiburada ecosystem, on June 10th. HepsiPay Cuzdanim penetration has been faster than our expectations, particularly among loyalty club customers. Along with HepsiPay Cuzdanim, HepsiPay also introduced ‘’Hepsipapel’’, a cashback points program that allows customers to earn and redeem points during purchases with the Wallet on the Hepsiburada platform. The Hepsipapel program has been instrumental in the rapid growth of Wallet. HepsiPay Cuzdanim enriches the shopping experience through one-click payment.

We have been scaling our other strategic assets including HepsiGlobal, HepsiFly and HepsiAd, by enriching product offerings and improving the customer experience. HepsiGlobal has maintained the momentum in its Inbound2 business while testing and developing its Outbound3 business. HepsiFly launched an online airline tickets services and has been capitalizing on existing air traffic which is yet to recover from the pandemic impact. HepsiAd launched its programmatic marketplace solution in pilot format in the second quarter.

Corporate Social Responsibility

i)	In Q2 2021:

Being attuned to social consciousness as well as diversity and inclusion have been primary areas of focus at every step that we have taken in building our business. As such, in order to strengthen the role of women in business, our “Technology Empowerment for Woman Entrepreneurs” program provides numerous benefits to women entrepreneurs who sell products on our platform and choose to participate in the program. Since the launch of the program four years ago, we have reached about 23,000 women entrepreneurs from across Turkey. We remain committed to continuing this inspirational program.

ii)	Post Q2 2021:

At Hepsiburada, we are conscious of our social responsibilities within our society. As such, during the tragic wildfires on the Mediterranean coast of Turkey during late July and August, we swiftly prioritized our logistics capabilities to deliver the most urgently needed products to those regions and donated first-aid equipment. We have been in continuous contact with our merchants in those regions, providing support for their urgent needs and enabling early collection solutions. Further, we have donated 100,000 trees through the TEMA Foundation (The Turkish Foundation of Combating Soil Erosion) and also collaborated with a leading non-governmental organization to provide help and nurture animals injured by the wildfires. We have taken similar actions in response to the flood disaster in the Black Sea region on August 11th, 2021, donating supplies to the victims and supporting our merchants in that region.

2 Inbound refers to offering customers in Turkey the ability to purchase products that are sold by merchants located outside of Turkey

3 Outbound refers to enabling merchants in Turkey to make sales outside of Turkey.

Natural disasters like these once again underline the importance of sustainability initiatives. At Hepsiburada, we are committed to promoting sustainability and environmental responsibility.

Hepsiburada Financial Review

	Three months ended June 30,			Six months ended June 30,
(in TRY million unless indicated otherwise)	2021	2020	y/y %	2021	2020	y/y %
GMV (TRY billion)	5.9	4.2	38.2%	10.4	6.5	58.2%
Marketplace GMV (TRY billion)	4.0	2.4	64.5%	7.2	3.9	83.8%
Share of Marketplace GMV (%)	69%	58%	11pp	69%	59%	10pp
Revenue	1,754.7	1,667.7	5.2%	3,140.5	2,504.3	25.4%
Gross contribution	486.9	452.3	7.6%	907.3	685.2	32.4%
Gross contribution margin (%)	8.3%	10.7%	(2.4pp )	8.8%	10.5%	(1.7pp )
Net loss for the period	(324.1)	(15.1)	2046.4%	(561.4)	(72.0)	679.7%
EBITDA	(188.6)	71.1	n.m	(292.3)	86.0	n.m
EBITDA as a percentage of GMV (%)	(3.2)%	1.7%	(4.9pp )	(2.8)%	1.3%	(4.1pp )
Net cash provided by operating activities	749.4	154.5	385.0%	627.0	230.8	171.7%
Free Cash Flow	705.4	136.1	418.3%	546.6	196.6	178.0%

Revenue

Revenue grew by 5.2% to TRY 1,754.7 million in Q2 2021 compared to the second quarter of last year. This was mainly driven by a 60.1% increase in our delivery services revenue and a 2.3% increase in our marketplace revenue whereas the revenue generated from sales of goods remained flat.

While our GMV grew by 38.2% in Q2 2021, our revenue growth was 5.2%, reflecting the 11pp rise in the share of Marketplace GMV. Please note that Marketplace revenues are recognized on a net basis (i.e. representing commission and other fees) whereas the direct sale of goods is recognized on a gross basis.

The contribution of the electronics domain to the overall GMV was around the same level as the same period last year; however, we sold more electronics (including appliances, mobile, technology) through Marketplace in Q2 2021 than the same period of last year.

We continued to widen our selection with expanding merchant base and competitive prices in the market by our strategic margin investments as well as discounts given to our customers for temporary marketing campaigns. Accordingly, we invested in certain non-electronic categories such as supermarket to drive order frequency and also invested in electronics categories to fortify our market position.

Additionally, we observed higher customer demand for lower margin products across different categories (such as digital products, gadgets and appliances including accessories, Bluetooth devices and robot vacuum cleaners).

The 60.1% increase in delivery service revenue compared to the second quarter of last year was primarily attributable to the 37.9% rise in the number of orders as well as higher delivery service revenue generated from third-party operations during the same period.

	Three months ended June 30,
(in TRY million unless indicated otherwise)	2021	% of Revenues	2020	% of Revenues	y/y%
Sale of goods[1] (1P)	1,364.3	77.8%	1,364.6	81.8%	0.0%
Marketplace revenue[2] (3P)	183.8	10.5%	179.6	10.8%	2.3%
Delivery service revenue	191.0	10.9%	119.3	7.2%	60.1%
Other	15.6	0.9%	4.2	0.3%	271.4%
Revenue	1,754.7	100.0%	1,667.7	100.0%	5.2%

1: In 1P model, we act as a principal and initially recognize revenue from the sales of goods on a gross basis at the time of delivery of the goods to our customers.

2: In 3P model, revenues are recorded on a net basis, mainly consisting of marketplace commission, transaction fees and other contractual charges to the merchants.

Gross Contribution:

Our gross contribution margin (as a % of GMV) declined 2.4pp to 8.3% compared to the second quarter of last year, mainly due to the underlying dynamics in revenue growth. The 2.4pp decline in gross contribution margin is driven by the strategic margin investment, the shift in electronics GMV to 3P, and the discounts given to our customers for temporary marketing campaigns offset by other revenue streams.

	Three months ended June 30,
(in TRY million unless indicated otherwise)	2021	% of Revenues	2020	% of Revenues	y/y%
Revenue	1,754.7	100.0%	1,667.7	100.0%	5.2%
Cost of inventory sold	(1,267.8)	(72.3)%	(1,215.4)	(72.9)%	4.3%
Gross Contribution	486.9	27.7%	452.3	27.1%	7.6%
Gross contribution margin (% of GMV)	8.3%	-	10.7%	-	(2.4pp )

Operating Expenses:

Below are our operating expenses for the three months ended June 30, 2021 and 2020 in absolute terms and as a percentage of total revenue:

	Three months ended June 30,
(in TRY million unless indicated otherwise)	2021	% of Revenues	2020	% of Revenues	y/y%
Cost of inventory sold	(1,267.8)	(72.3)%	(1,215.4)	(72.9)%	4.3%
Shipping and packaging expenses	(234.9)	(13.4)%	(141.9)	(8.5)%	65.5%
Payroll and outsourced staff expenses	(122.4)	(7.0)%	(71.3)	(4.3)%	71.7%
Advertising expenses	(286.1)	(16.3)%	(144.6)	(8.7)%	97.9%
Technology expenses	(14.6)	(0.8)%	(7.4)	(0.4)%	97.3%
Depreciation and amortization	(31.7)	(1.8)%	(20.0)	(1.2)%	58.5%
Other operating expenses, net	(17.4)	(1.0)%	(16.0)	(1.0)%	8.7%
Operating expenses, net	(1,974.9)	(112.5)%	(1,616.6)	(96.9)%	22.2%
Operating expenses as a % of GMV	(33.7%)		(38.2%)		4.5pp

Our net operating expenses increased by 22.2% to TRY 1,974.9 million in Q2 2021 compared to the second quarter of last year. This increase was mainly due the 97.9% increase in advertising expenses on digital and offline platforms. We consider this expense an investment in our long-term growth as we attracted more customers, increased order frequency, added more merchants, expanded our selection and scaled our new strategic assets.

The rise in net operating expenses was also driven by the rise in shipping and packaging expenses, driven by the 37.9% increase in number of orders, change in some of our delivery partner mix to improve customer experience and a ca.23% rise in unit prices applied by our delivery partners. Further, payroll and outsource staff expenses increased by 71.7% due to the rise in the number of full-time employees from 1,502 in Q2 2020 to 2,747 in Q2 2021, along with the impact of annual salary raise in February. The increase in payroll and outsource staff expense was also impacted by the recording of a liability for share based payment as further detailed below.

Share Based Payment

The Company adopted a share-based payment plan for its key management personnel on March 24, 2021, the details of which are outlined in our registration statement on Form F-1 filed in connection with our initial public offering (“IPO”), under the heading of “Incentive Plan”. This plan includes both cash and equity settlement clauses. As disclosed in the registration statement, the portion related to the cash settlement payments was based on the occurrence of a successful IPO process. With the closing of the IPO in July of this year, the necessary conditions were met and so the Company is now required to make the cash-based payment at the end of September 2021 in the amount TRY 97.6 million.

The equity settled payments are triggered upon meeting of certain “vesting condition” and “performance target” condition. Payments related to the vesting condition will be made partially on a pro rata basis the next three specified terms in accordance with the service period of the key management personnel considered within this program. As at 30 June 2021, the Company recorded a liability for this share-based payment on a pro-rata basis to be paid in a 45-month period (1,350 days) at the amount TRY34.2 million where the grant date for these equity settled payments is March 25, 2021.

As of June 30, 2021, no share-based payment provision has been recognized for the performance target-based payments since the relevant criteria have not yet been set.

Financial Income

Our financial income, which consists of foreign currency exchange gains, interest income and other financial income, increased by 72.1% (equivalent of TRY 17.8 million) to TRY 42.5 million compared to the second quarter of last year. This was mainly driven by a TRY 13.6 million increase in foreign exchange gains from our U.S. dollar denominated bank deposits due to the appreciation of the U.S. dollar against the Turkish Lira as compared to Q2 2020. The rise in our financial income was also supported by an increase in our interest income on credit sales by TRY 7.1 million.

Financial Expenses

Our financial expenses, which consist of foreign currency exchange losses, interest expenses, credit card commission expenses and other financial expenses, increased by 60.9% (equivalent of TRY 55.4 million) to TRY 146.3 million compared to the second quarter of last year, primarily attributable to a TRY 30.9 million increase in commission expenses related to early collection of credit receivables due to the rise in annual effective interest rates, an increase in our GMV and the changes in our early collection policy. The increase was also attributable to a TRY 17.2 million rise in our foreign currency exchange losses from our U.S. denominated trade payables, due to the appreciation of the U.S. dollar against the Turkish Lira compared to Q2 2020. The increase in our financial expenses was also caused by an increase of TRY 10.6 million in the interest expenses on our bank borrowings. This was due to the rise in annual effective interest rates of bank borrowings, and the higher amount of bank borrowings utilized during Q2 2021, on average.

Net Loss for the Period

Net loss for the period increased by TRY 309.0 million, to TRY 324.1 million in Q2 2021 as a result of the factors discussed above.

EBITDA

EBITDA was negative TRY 188.6 million, compared to positive TRY 71.1 million in Q2 2020. This corresponds to a 4.9pp decline in Q2 2021 compared to the same period in EBITDA as a percentage of GMV which is driven by 2.4pp decrease in gross contribution margin (as explained above), 1.5pp rise in advertising expenses (as explained above) and 1pp rise in other opex items excluding the cost of inventory sold and depreciation and amortization.

Please note our key principle remains to prioritize growth to create long-term value by attracting more customers, increasing order frequency, adding more merchants, expanding our selection of catalogue, maintaining price competitiveness, and scaling our new strategic assets.

Capital Expenditures

Capex was TRY 44.7 million for the three-month period ended June 30, 2021 compared to TRY 18.4 million in the prior year period. Our investments were mainly for product developments across app, website and mobile platforms as a result of our growing operations as well as purchase of property and equipment.

Cash Flow From Operating Activities

Net cash provided by operating activities increased by TRY 594.9 million, reaching TRY 749.4 million in Q2 2021 as compared to Q2 2020. This increase was primarily due to the increase in change in working capital, through the increase in change in trade receivables of TRY 355.0 million (mainly driven by the credit card receivables), the increase in change in inventories of TRY 301.4 million and increase in changes in trade payables and payables to merchants of TRY 97.1 million.

Net Working Capital

Net working capital decreased to TRY 2,051.3 million as of June 30, 2021 from negative TRY 1,160.3 million as of December 31, 2020. This decrease is mainly driven by the decrease in inventories by TRY 161.5 million, mainly due to higher inventory turnover under lock-down restrictions during the second quarter. Lower net working capital was also caused by the increase in trade payables and payables to merchants by TRY 437.1 million reflecting renegotiation in payment terms with vendors.

Free Cash Flow

Our free cash flow increased to TRY 705.4 million in Q2 2021 from TRY 136.1 million in Q2 2020. This strong increase was mainly driven by the increase in our cash flow from operating activities as further detailed above.

Borrowings

Our short-term bank borrowings are utilized to facilitate supplier and merchant financing facilities as well as for our short-term liquidity source if and when required in the ordinary course of our operations. As a result of the increase in our operating cash flow, short-term borrowings decreased to TRY 158.8 million as of June 30, 2021, from TRY 347.4 million as of December 31, 2020.

As of June 30, 2021, supplier and merchant financing loans corresponded to TRY 34.0 million of the short-term bank borrowings (31 December 2020: TRY 39.1 million).

All of our bank borrowings are denominated in TRY. As of 30 June 2021, the average annual effective interest rate for bank borrowings was 20.2% (31 December 2020: 19.9%).

Conference Call Details

The Company’s management will host an analyst and investor conference call and live webcast to discuss its unaudited financial results today, Thursday, August 26, 2021 at 15.30 Istanbul time / 13.30 London / 8.30 U.S. Eastern time

The live webcast can be accessed via https://87399.themediaframe.eu/links/hepsiburada210826.html

Telephone Participation Dial in Details:

•	Turkey:	+ 90 212 900 3719
•	UK & International:	+ 44 (0) 203 059 5872
•	USA:	+ 1 516 447 5632

Participants may choose any of the above numbers to participate should they wish to ask questions.

The Company’s results presentation will be available at the Hepsiburada Investor Relations website https://investors.hepsiburada.com on August 26, 2021.

Replay

Following the call, a replay will be available on the Hepsiburada Investor Relations website https://investors.hepsiburada.com

D-MARKET Electronic Services & Trading

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(Unaudited; Expressed in Thousands of Turkish Liras)

	30 June 2021 (unaudited)	31 December 2020 (audited)
ASSETS

Current assets:
Cash and cash equivalents	706,259	592,643
Trade receivables	178,748	157,107
Due from related parties	1,224	3,408
Inventories	608,621	770,141
Contract assets	10,567	55,737
Other current assets	105,031	110,795

Total current assets	1,610,450	1,689,831

Non-current assets:
Property and equipment	65,624	56,950
Intangible assets	128,198	89,387
Right of use assets	173,878	125,983
Other non-current assets	10,608	2,806

Total non-current assets	378,308	275,126

Total assets	1,988,758	1,964,957

LIABILITIES AND EQUITY

Current liabilities:
Bank borrowings	158,801	347,436
Lease liabilities	66,630	51,211
Trade payables and payables to merchants	2,461,651	2,024,549
Due to related parties	6,329	3,930
Provisions	3,411	3,734
Employee benefit obligations	110,655	22,808
Contract liabilities and merchant advances	245,110	150,698
Other current liabilities	128,368	51,779

Total current liabilities	3,180,955	2,656,145

Non-current liabilities:
Lease liabilities	119,955	92,845
Employee benefit obligations	5,387	3,299

Total non-current liabilities	125,342	96,144

Equity:
Share capital	56,866	56,866
Other capital reserves	34,236	-
Share premiums	187,465	187,465
Restricted reserves	1,586	1,586
Accumulated deficit	(1,597,692)	(1,033,249)

Total equity	(1,317,539)	(787,332)

Total equity and liabilities	1,988,758	1,964,957

D-MARKET Electronic Services & Trading

CONSOLIDATED INTERIM STATEMENT OF PROFIT OR LOSS

(Unaudited; Expressed in Thousands of Turkish Liras)

	Six Months Ended		Three Months Ended
	30 June 2021	30 June 2020	30 June 2021	30 June 2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	3,140,536	2,504,344	1,754,701	1,667,705

Operating expenses
Cost of inventory sold	(2,233,267)	(1,819,120)	(1,267,809)	(1,215,423)
Shipping and packaging expenses	(395,908)	(213,269)	(234,934)	(141,857)
Payroll and outsource staff expenses	(349,687)	(129,505)	(122,368)	(71,320)
Advertising expenses	(382,150)	(212,855)	(286,081)	(144,589)
Technology expenses	(27,348)	(13,918)	(14,597)	(7,392)
Depreciation and amortization	(58,816)	(39,450)	(31,670)	(19,956)
Other operating expenses, net	(44,381)	(29,762)	(17,440)	(16,021)

Operating (loss) / income	(351,021)	46,465	(220,198)	51,147

Financial income	95,480	52,330	42,481	24,661
Financial expenses	(305,846)	(170,842)	(146,344)	(90,930)

Loss before income taxes	(561,387)	(72,047)	(324,061)	(15,122)

Taxation on income	-	-	-	-

Loss for the period	(561,387)	(72,047)	(324,061)	(15,122)

Basic and diluted loss per share	(1.97)	(0.25)	(1.14)	(0.05)

Other comprehensive loss:
Items that will not be reclassified to profit or loss in subsequent period:
Actuarial losses arising on remeasurement of post-employment benefits	(3,056)	(826)	(1,681)	(545)

Total comprehensive loss for the period	(564,443)	(72,873)	(325,742)	(15,667)

D-MARKET Electronic Services & Trading

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(Unaudited; Expressed in Thousands of Turkish Liras)

	1 January – 30 June 2021	1 January – 30 June 2020
	(unaudited)	(unaudited)
Loss before income taxes	(561,387)	(72,047)
Adjustments to reconcile loss before income taxes to cash flows from operating activities:	403,662	180,527

Interest and commission expenses	244,262	145,903
Depreciation and amortization	58,816	39,450
Interest income on time deposits	(14,231)	(11,288)
Interest income on credit sales	(18,884)	(6,640)
Provision for unused vacation liability	4,554	2,553
Provision for share based payment	131,918	-
Provision for legal cases	232	2,625
Provision for doubtful receivables	1,352	2,179
Provision for impairment of trade goods, net	(1,879)	7,484
Provision for post-employment benefits	856	435
Net foreign exchange differences	(3,334)	(2,174)

Changes in net working capital
Change in trade payables and payables to merchants	437,101	667,783
Change in inventories	163,399	(218,327)
Change in trade receivables	(25,718)	(413,076)
Change in contract liabilities and merchant advances	94,412	55,864
Change in contract assets	45,170	(5,685)
Change in other liabilities	81,830	70,535
Change in other assets and receivables	(2,037)	(26,765)
Change in due from related parties	2,184	(6,299)
Change in due to related parties	2,399	10,540
Post-employment benefits paid	(1,825)	(756)
Payments for concluded litigation	(555)	(806)
Payments for personnel bonus	(13,464)	(10,433)
Payments for unused vacation liabilities	(925)	(328)
Collections of doubtful receivables	2,725	31

Net cash provided by operating activities	626,971	230,758

Investing activities:
Purchases of property and equipment and intangible assets	(81,053)	(34,160)
Proceeds from sale of property and equipment	694	4

Net cash used in investing activities	(80,359)	(34,156)

Financing activities:
Proceeds from borrowings	508,730	655,383
Repayment of borrowings	(700,402)	(421,615)
Interest and commission paid	(231,386)	(127,195)
Lease payments	(46,431)	(24,401)
Interest received on time deposits	13,921	11,494
Interest received on credit sales	18,884	6,640

Net cash provided by / (used in) financing activities	(436,684)	100,306

Net increase in cash and cash equivalents	109,928	296,908

Cash and cash equivalents at 1 January	592,281	281,982

Effects of exchange rate changes on cash and cash equivalents	3,378	591

Cash and cash equivalents at 30 June	705,587	579,481

Presentation of Financial and Other Information

Use of Non-IFRS Financial Measures

Certain parts of this press release contain non-IFRS financial measures which are unaudited supplementary measures and are not required by, or presented in accordance with, IFRS or any other generally accepted accounting principles. Such measures are EBITDA, Free Cash Flow and Net Working Capital. We define:

•	EBITDA as profit or loss for the period plus taxation on income less financial income plus financial expenses, plus depreciation and amortization;

•	Free Cash Flow as net cash provided by operating activities less capital expenditures plus proceeds from sale of property and equipment and

•	Net Working Capital as current assets (excluding cash and cash equivalents) minus current liabilities (excluding current bank borrowings and current lease liabilities).

You should not consider them as: (a) an alternative to operating profit or net profit as determined in accordance with IFRS or other generally accepted accounting principles, or as measures of operating performance; (b) an alternative to cash flows from operating, investing or financing activities, as determined in accordance with IFRS or other generally accepted accounting principles, or as a measure of our ability to meet liquidity needs; or (c) an alternative to any other measures of performance under IFRS or other generally accepted accounting principles.

These measures are used by our management to monitor the underlying performance of the business and our operations. However, not all companies calculate these measures in an identical manner and, therefore, our presentation may not be comparable with similar measures used by other companies. As a result, prospective investors should not place undue reliance on this data.

This section includes for a reconciliation of certain of these non-IFRS measures to the closest IFRS measure set forth in the consolidated financial statements.

EBITDA is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included EBITDA in this press release because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating EBITDA facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses and non-operating expense/(income). Accordingly, we believe that EBITDA provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Management uses EBITDA:

•	as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of non-cash and non-operating items;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections; and

•	to evaluate the performance and effectiveness of our strategic initiatives.

EBITDA has limitations as a financial measure, including that other companies may calculate EBITDA differently, which reduces its usefulness as a comparative measure and you should not consider it in isolation or as a substitute for profit/(loss) for the period as a profit measure or other analysis of our results as reported under IFRS.

The following table shows the reconciliation of EBITDA to net loss for the period for the periods presented.

	Three months ended June 30,		Six months ended June 30,
(TRY in millions)	2021	2020	2021	2020
Net loss for the period	(324.1)	(15.1)	(561.4)	(72.0)
Taxation on income	0.0	0.0	0.0	0.0
Financial income	42.5	24.7	95.5	52.3
Financial expenses	(146.3)	(90.9)	(305.8)	(170.8)
Depreciation and amortization	(31.7)	(20.0)	(58.8)	(39.5)
EBITDA	(188.6)	71.1	(292.3)	86.0

Free Cash Flow is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included Free Cash Flow in this press release because it is an important indicator of our liquidity as it measures the amount of cash we generate/(use) and provides additional perspective on whether we have sufficient cash after funding our operations and capital expenditures. Accordingly, we believe that Free Cash Flow provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Free Cash Flow has limitations as a financial measure, and you should not consider it in isolation or as substitutes for net cash used in operating activities as a measure of our liquidity or other analysis of our results as reported under IFRS. There are limitations to using non-IFRS financial measures, including that other companies may calculate Free Cash Flow differently. Because of these limitations, you should consider Free Cash Flow alongside other financial performance measures, including net cash used in operating activities, capital expenditures and our other IFRS results.

The following table shows the reconciliation of Free Cash Flow to net cash provided by operating activities for the periods presented.

	Three months ended June 30,		Six months ended June 30,
(TRY in millions)	2021	2020	2021	2020
Net cash provided by operating activities	749.4	154.5	627.0	230.8
Capital expenditures	(44.7)	(18.4)	(81.1)	(34.2)
Proceeds from the sale of property and equipment	0.7	0.0	0.7	0.0
Free Cash Flow	705.4	136.1	546.6	196.6

Net Working Capital is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included Net Working Capital in this press release because it is used to measure the short-term liquidity of a business, and can also be used to obtain a general impression of the ability of company management to utilize assets in an efficient manner. Net Working Capital is critical since it is used to keep our business operating smoothly and meet all our financial obligations in the short-term. Accordingly, we believe that Net Working Capital provides useful information to investors in understanding and evaluating how we manage our short-term liabilities.

The following table shows the reconciliation of Net Working Capital to current assets and current liabilities as of the dates indicated:

(TRY in millions)	As of June 30, 2021	As of December 31, 2020
Current assets	1,610.5	1,689.8
Cash and cash equivalents	(706.3)	(592.6)
Current liabilities	(3,181.0)	(2,656.1)
Bank borrowings, current	158.8	347.4
Lease liabilities, current	66.6	51.2
Net Working Capital	(2,051.4)	(1,160.3)

Certain Definitions

We provide a number of key operating performance indicators used by our management and often used by competitors in our industry. We define certain terms used in this press release as follows:

•	GMV as gross merchandise value which refers to the total value of orders/products sold through our platform over a given period of time (including value added tax (“VAT”) without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;

•	Marketplace GMV as total value of orders/products sold through our Marketplace over a given period of time (including VAT without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;

•	Share of Marketplace GMV as the portion of GMV sold through our Marketplace represented as a percentage of our total GMV;

•	Gross Contribution as revenues less cost of inventory sold. Gross Contribution is an indicator of our operational profitability as it reflects direct costs of products sold to our buyers;

•	Gross Contribution margin as Gross Contribution represented as a percentage of GMV;

•	Number of orders as the number of orders we received through our platform including returns and cancellations;

•	Active merchant base as merchants who sold at least one item within the 12-month period preceding the relevant date, including returns and cancellations;

•	Net Working Capital is defined as current assets (excluding cash and cash equivalents) minus current liabilities (excluding current bank borrowings and current lease liabilities)).

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Turkey, combining a globally proven e-commerce business model with a one-stop ‘Super App’ to cater to our customers’ everyday needs and to help make people’s daily lives better. Customers can access a broad range of products and services including same-day delivery of groceries and essentials, products from international merchants, airline tickets and payment services through our embedded digital wallet, HepsiPay. In 2020, we seamlessly connected 33 million members and approximately 45 thousand Active Merchants.

Founded in Istanbul in 2000, Hepsiburada was built to lead the digitalization of commerce in Turkey. As a female-founded organization, we are committed to meaningful action to empower women. Through our ‘Technology Empowerment for Women Entrepreneurs’ programme, we have reached over 23,000 female entrepreneurs across Turkey to date.

Investor Contact

Helin Celikbilek, Investor Relations Director

ir@hepsiburada.com

Media Contact

Harika Eldoğan, Head of Public Relations

corporatecommunications@hepsiburada.com

Brunswick Group

hepsiburada@brunswickgroup.com

Azadeh Varzi

Caroline Daniel

Nick Beswick

Forward Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995 that reflect the current views of D-MARKET Electronic Services and Trading (“we”, “our”, “Hepsiburada” or the “Company”) about future events and financial performance , including but not limited to statements regarding: (a) our expectations regarding the 2021 GMV; (b) potential disruptions to our operations and supply chain that may result from (i) epidemics or natural disasters, including the duration, scope and impact on our operations in general and the pace of recovery from the COVID-19 pandemic or (ii) recent port shutdowns in China; (c) anticipated launch of new initiatives, businesses or any other strategic projects (d) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (e) our liquidity, substantial indebtedness, and ability to obtain additional financing; (f) our strategic goals and plans, including our relationships with existing customers, suppliers and partners, and our ability to achieve and maintain them; and (g) expectations regarding our future performance based on our ability to attract more customers to our platform, to increase frequency of our customers on our platform, to add more merchants to our platform, to expanding our selection of products and services, to scale our new strategic assets and leverage logistics and technology as business enablers. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations from management in this announcement, as well as our outlook and guidance, strategic and operational plans, contain forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Hepsiburada’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments in the COVID-19 pandemic, other negative developments in Hepsiburada’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Prospectus filed with the U.S. Securities and Exchange Commission (“SEC”) in connection with our initial public offering, and in particular the “Risk Factors” section of our Registration Statement on Form F-1 (File No.333-256654) as filed with the SEC. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://investors.hepsiburada.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this press release.

Non-IFRS Financial Measures

This press release includes certain non-IFRS financial measures, including but not limited to, EBITDA, Free Cash Flow and Net Working Capital. These financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative to profit/loss for the period or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company’s presentation of these measures may not be comparable to similarly titled measures used by other companies, which may be defined and calculated differently. See “Presentation of Financial and Other Information” in this press release for a reconciliation of certain of these non-IFRS measures to the most directly comparable IFRS measure.

Statement Regarding Preliminary Unaudited Financial Information

This press release includes quarterly information for the three months ended June 30, 2021 and 2020 and first half year information for the year 2020 and 2021. The quarterly information has not been audited or reviewed by the Company’s auditors. The unaudited interim consolidated financial information include the accounts of the Company and its subsidiaries. All periods presented have been accounted for in conformity with International Financial Reporting Standards (“IFRS”).